October 1, 2024

VIA EDGAR TRANSMISSION

Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	J.B. Hunt Transport Services, Inc. Definitive Proxy Statement on Schedule 14A Filed March 14, 2024 File No. 000-11757

Dear Ms. Nicholson:

This letter is in response to the examination of our Definitive Proxy Statement on Schedule 14A filed on March 14, 2024, and the comment contained in the letter of the Disclosure Review Program staff of the Division of Corporation Finance (the “Staff”) dated September 25, 2024.

The Staff’s comment on the Definitive Proxy Statement on Schedule 14A has been duplicated for your convenience directly above our response. In our response, the terms “we,” “us” and “our” refer to J.B. Hunt Transport Services, Inc.

Pay Versus Performance, page 70

1.

We note your disclosure regarding changes in your peer group, and your disclosure regarding the peer groups used in 2020, 2021, 2022 and 2023. We also note that your 2023 peer group is the same as the peer group you used in 2022. In future filings, if your peer group has not changed from the one you used in the immediately preceding fiscal year, please ensure that the peer group total shareholder return information for each of the years in the table is presented using the peer group for the most recent year in the table. See Item 402(v)(2)(iv) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 128D.07.

Response:         We acknowledge the Staff’s comment. In light of the referenced guidance in Item 402(v)(2)(iv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 128D.07, in future proxy materials in which our peer group for the most recently completed fiscal year has not changed from the immediately preceding fiscal year, we will present the peer group total shareholder return information for each of the years in the Pay Versus Performance table using the peer group for the most recent year in the table.

Please contact us should you have questions regarding our response above.

Sincerely,

/s/ Shelley Simpson

Shelley Simpson
President and Chief Executive Officer

P.O. BOX 130   •    LOWELL, ARKANSAS 72745   •   479-820-0000